Exhibit (a)(5)(F)

EDWARD HEFFERNAN, Derivatively On

Behalf Of A.C. MOORE ARTS &

CRAFTS, INC.,

Plaintiff,

v.

MICHAEL J. JOYCE, JOSEPH F.

CORADINO, NEIL A. MCLACHLAN,

THOMAS S. RITTENHOUSE, LORI J.

SCHAFER, JOSEPH A. JEFFRIES,

NICOLE CRAFTS LLC, and SBAR’S,

ACQUISITION CORP.,

Defendants,

A.C. MOORE ARTS & CRAFTS, INC.,

                Nominal Defendant.

) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) )	SUPERIOR COURT OF NEW JERSEY CAMDEN COUTNY CHANCERY DIVISION: Docket SHAREHOLDER DERIVATIVE COMPLAINT

SHAREHOLDER DERIVATIVE COMPLAINT

Plaintiff Edward Heffernan, (“Plaintiff”), by his attorneys, on behalf of himself and those similarly situated files this action against the defendants and alleges upon information and belief, except for those allegations that pertain to it, which are alleged upon personal knowledge, as follows:

NATURE OF THE ACTION

1. This is a shareholder derivative brought by plaintiff on behalf of Nominal Defendant A.C. Moore Arts & Crafts, Inc., (“AC. Moore” or the “Company”) against the directors of A.C. Moore, Nicole Crafts LLC and its indirect wholly owned subsidiary Sbar’s Acquisition Corp. (“Merger Sub”) (collectively “Sbar’s”) arising out of the

Company’s agreement to sell A.C. Moore to Sbar’s. In pursuing the Proposed Transaction, each of the defendants has violated applicable law by directly breaching and/or aiding breaches of fiduciary duties of loyalty and due care owed to the Company.

2. On October 4, 2011, A.C. Moore entered into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which Sbar’s will acquire all of A.C. Moore’s outstanding shares of common stock, pursuant to a tender offer (“Tender Offer”) for approximately $40.8 million, after which A.C. Moore will merge into a Sbar’s-controlled entity. The Proposed Transaction has been approved by A.C. Moore’s Board of Directors (the “Board”). Under the terms of the Proposed Transaction, A.C. Moore stockholders will receive $1.60 in cash for each share of A.C. Moore common stock they own (the “Offer Price”).

3. On October 18, 2011, Sbar’s commenced the Tender Offer with the filing of its Tender Offer Statement on Schedule TO (“TO”) with the Securities and Exchange Commission (“SEC”). A.C. Moore also filed its Recommendation Statement in connection with the Tender Offer on Schedule 14 D-9 with the SEC (“14D-9,” and collectively with the TO, the “Disclosure Documents”). The Tender Offer is currently scheduled to expire on November 16, 2011, unless it is extended. Following the Tender Offer, Sbar’s will then acquire any A.C. Moore shares not purchased in the Tender Offer in a second step merger (collectively the Tender Offer and the second step merger are referred to as the “Proposed Transaction”).

4. The Proposed Transaction offers A.C. Moore’s shareholders a price of $1.60 per share, which is 44% lower than the price of the Company’s stock on

February 15, 2011, the date the Company issued a press release announcing that the Board was exploring “strategic alternatives to enhance shareholder value,” including possibly selling the Company.

5. The Proposed Transaction is the product of a flawed process that is designed to ensure the sale of A.C. Moore to Sbar’s on terms preferential to Sbar’s, but detrimental to the best interests of the Company. Plaintiff, on behalf of the Company, seeks to enjoin the Proposed Transaction.

6. The Disclosure Documents misstate and/or omit material information regarding the Proposed Transaction essential to the Company’s obligation to provide public shareholders’ the ability to make a fully informed decision on whether to tender their shares in support of the Proposed Transaction. The Disclosure Documents fail to provide material information as to how the deal was structured and negotiated.

7. The Board further breached its fiduciary duties by agreeing to a number of deal protection devices that keep out competing bidders who may have offered more value for the Company. Specifically, the Merger Agreement includes:

a.	a “no shop” provision that precludes the Board from attempting to maximize shareholder value by soliciting or negotiating with any other potential acquirer and requires that the Board cease all such existing communications and negotiations;

b.	an “information rights” provision that requires the Board to give full information about competing acquisition proposals to Sbar’s (including providing the proposal to Sbar’s if in writing and if not provide the material terms of such proposal) within 48 hours of their receipt;

c.	a “matching rights” provision that allows Sbar’s three business days to match any competing proposal once they receive the relevant information;

d.	a “termination fee” provision whereby the Board agreed that A.C. Moore would pay Sbar’s $2 million in the event the Company receives a higher offer for the Company, despite the no shop provision;

e.	an “irrevocable Top-Up Option” so that if Sbar’s acquires 80% of the Company through the Tender Offer it would have the ability to exercise the Top-Up Option and dilute the economic interests of any remaining public shareholders.

8. For these reasons and as set forth in detail herein, Plaintiff seeks to enjoin defendants from taking any steps to consummate the Proposed Transaction or, in the event the Proposed Transaction is consummated, recover damages resulting from the Individual Defendants’ violations of their fiduciary duties of loyalty, good faith, due care, and full and fair disclosure.

JURISDICTION AND VENUE

9. This Court has jurisdiction over each defendant named herein. A.C. Moore is a corporation that conducts business and maintains operations in New Jersey. It is headquartered in Berlin, New Jersey. The remaining individual defendants have sufficient minimum contacts with New Jersey so as to render the exercise of jurisdiction by this Court permissible under traditional notions of fair play and substantial justice.

10. Venue is proper in this Court because one or more of the defendants either resides in or maintains executive offices in this County. Additionally, a substantial portion of the transactions and wrongs complained of herein occurred in this County, including the defendants’ primary participation in the wrongful acts detailed herein and aiding and abetting and conspiracy in violation of fiduciary duties owed to A.C. Moore’s shareholders. Defendants have received substantial compensation in this County by doing business here and engaging in numerous activities that had an effect in this County.

THE PARTIES

11. Plaintiff is a resident of New Jersey. He has been the owner of A.C. Moore common shares continuously since prior to the wrongs complained of herein.

12. Defendant A.C. Moore, a Pennsylvania corporation headquartered in 130 A.C. Moore Drive, Berlin, New Jersey, is a specialty retailer of arts, crafts and floral merchandise for a wide range of customers. The Company currently serves customers through its 134 stores located in the Eastern United States. The Company’s common stock is traded on NASDAQ under the symbol “ACMR.” As of August 1, 2011, the Company had approximately 25,485,487 hares of common stock outstanding.

13. Defendant Michael J. Joyce (“Joyce”) is the Chairman of the Board of A.C. Moore. He has been a director of A.C. Moore since June 2004 and the Chairman of the Board since June 2006.

14. Defendant Joseph F. Coradino (“Coradino”) is a director of A.C. Moore.

He has been a director of A.C. Moore since June 2006.

8. Defendant Neil A. McLachlan (“McLachlan”) is a director of A.C. Moore. He has been a director of A.C. Moore since February 2007.

9. Defendant Thomas S. Rittenhouse (“Rittenhouse”) is a director of A.C. Moore. He has been a director of A.C. Moore since February 2007.

10. Defendant Lori J. Schafer (“Schafer”) is a director of A. C. Moore. She has been a director of A.C. Moore since September 2005.

11. Defendant Joseph A. Jeffries (“Jeffries”) is the Chief Executive Officer of A.C. Moore. He has served as Chief Executive Officer since June 2010 and as a member of the Board of Directors since August 2010. He was appointed Acting Chief Executive Officer in March 2010. He served as Executive Vice President and Chief Operating Officer from August 2008 to June 2010. He joined A.C. Moore in November 2007 as Executive Vice President of Operations

12. Defendants in ¶¶ 8-11 are collectively referred as the Individual Defendants.

13. The Individual Defendants, as officers and/or directors of A.C. Moore, have a fiduciary responsibility to Plaintiff and the other public shareholders of A. C. Moore, and owe them the highest obligations of good faith, loyalty, fair dealing, due care, and candor.

14. Defendant Nicole Crafts LLC is Delaware Limited Liability Company. Its principal place of business is 14 Sbar Blvd., Moorestown, NJ 08057.

15. Sbar’s Acquisition Corp is wholly owned subsidiary of Nicole Crafts LLC whose principal place of business is 14 Sbar Blvd., Moorestown, NJ 08057.

16. The Individual Defendants, together with Defendants Nicole Crafts LLC, and Sbar’s Acquisition Corp., are referred to herein collectively as “Defendants.”

THE INDIVIDUAL DEFENDANTS’ FIDUCIARY DUTIES

17. By reason of their positions as officers and/or directors of the Company, the Individual Defendants are in a fiduciary relationship with the Company and owe it the highest obligations of loyalty, good faith, fair dealing, due care, and full and fair disclosure. In short, the Individual Defendants must act in the best interests of the corporation. Clearly, the touchstone for such fiduciary duty is to maximize shareholder value.

18. Thus, in any situation where the directors of a publicly traded corporation undertake a transaction that will result in a change in corporate control or a break-up of the corporation’s assets, to diligently comply with their fiduciary duties, the directors may not take any action that:

(a) adversely affects the value provided to the corporation’s shareholders;

(b) will discourage or inhibit alternative offers to acquire control of the corporation or its assets;

(c) contractually prohibits them from complying with their fiduciary duties; and/or

(d) will provide the directors, executives or other insiders with preferential treatment at the expense of, or separate from, the public shareholders, or place their own pecuniary interests above those of the interests of the company and its shareholders.

19. In accordance with their duties of loyalty and good faith to the corporation, the Individual Defendants, as directors and/or officers of A.C. Moore, are obligated to:

(a) determine whether a proposed sale of the Company is in the shareholders’ best interests;

(b) consider all bona fide offers or strategic alternatives; and

(c) refrain from implementing unreasonable measures designed to protect a transaction to the exclusion of a more beneficial deal, and from participating in any transaction in which their loyalties are divided.

20. Plaintiff alleges herein that the Individual Defendants, separately and together, in connection with the Proposed Transaction, have violated and are continuing to violate the fiduciary duties they owe to the Company, including the duties of loyalty, good faith, candor, and due care.

SUBSTANTIVE ALLEGATIONS

21. A.C. Moore operates as a specialty retailer of arts, crafts, and floral merchandise in the eastern United States. Its stores offer art and scrapbooking items, traditional and fashion crafts, floral and floral accessories, home decor and frames, and seasonal items for children and adults. The company also offers its products through its Web site, acmoore.com. As of July 2, 2011, it operated 135 stores. A.C. Moore was founded in 1984 and is based in Berlin, New Jersey. The Company’s common stock is traded on NASDAQ under the symbol “ACMR.” As of August 1, 2011, the Company had approximately 25,485,487 hares of common stock outstanding.

22. On February 15, 2011, the Company issued a press release titled “AC Moore Exploring Strategic Alternatives,” which stated in relevant part, as follows:

Berlin, New Jersey, February 15, 2011 — A.C. Moore Arts & Crafts, Inc. (NASDAQ: ACMR) (the “Company” or “A.C. Moore”) today announced that its Board of Directors is exploring strategic alternatives to enhance shareholder value including, but not limited to, a potential sale of the Company, corporate financing or capital raise. Janney Montgomery Scott LLC has been engaged to serve as the Company’s financial advisor in this process. The Company has received third party expressions of interest. However, the Company does not intend to disclose any developments regarding its exploration of strategic alternatives, unless and until its Board of Directors has approved a specific transaction. There can be no assurance that a transaction will result from this process.

23. On August 3, 2011, A.C. Moore announced results for the three and six month periods ended July 2, 2011. The Company stated:

Sales for the second quarter of 2011 were $99.0 million, a decrease of 0.8% compared to sales of $99.9 million during the second quarter of 2010. This decline was primarily due to a decrease in comparable store sales of 0.7%. Net loss for the quarter was $79 million, or $0.32 per share, compared to a net loss of $9.7 million, or $0.40 per share in the second quarter of last year.

Sales for the six months ended July 2, 2011 were $201.7 million, a decrease of 1.7% compared to sales of $205.2 million during the comparable period of 2010. This decline is primarily attributable to a 1.7% decrease in comparable store sales. Net loss was $15.3 million, or $0.62 per share, for the six months ended July 2, 2011, compared to a net loss of $17.2 million, or $0.71 per share for the comparable period last year.

24. Commenting on these results, Defendant Jeffries stated: “As we move toward our peak selling season, we are focused on executing our merchandising and operating plan.”

25. That same day, Defendant Jeffries, and A.C. Moore’s Chief Financial Officer, David Stern, as well as David Ableman, A.C. Moore’s Executive Vice President and Chief Marketing and Merchandising Officer, conducted a conference call with analysts and investors to discuss the Company’s results for the three and six month periods ended July 2, 2011. During the call, Defendant Jeffries was upbeat about the

Company’s performance and prospects:

For the second quarter 2011, total sales decline 0.8% from the same period a year earlier, and our same-store sales declined by 0.7%. As referenced on the prior call, Easter occurred three weeks later in 2011 than in 2010. This change caused a shift in Easter related sales for the three weeks preceding Easter from the first quarter in 2010 to the second quarter in 2011.

Our gross margin ended at 43.8%, which is a 0.6 percentage point improvement, year over year. Shifting our attention towards our merchandizing departments and inventory management efforts, we had several departments perform well during beginning with cake and candy. ... We are very encouraged with the early results, and expect this category to continue to deliver strong positive sales growth for the remainder of the year.

* * *

Inventory ended down 1.6% at 116.5 million at cost, a reduction of 1.9 million. The composition of our inventory continues to improve, as we move to change the ratio of warehouse to store inventory.

In summary, inventory is down overall, and has been shifted to the stores leading to better in-stocks. We ended the quarter three with improved in-stock positions and equally important, we are set and prepared much earlier this year in our fall harvest seasonal programs, as well as our early fall and Christmas craft programs.

26. In response to a question from an analyst about the Company’s merchandising strategy, Defendant Jeffries remained positive:

Our product arrived significantly earlier. We’ve said earlier in all of our fall harvest, fall craft and early Christmas craft programs. We’ve improved our quality, we’ve bought deeper in the items that mattered the most, we have validated all of our assumptions with some vendor partners strategically, and we feel really good about where we are from a presentation perspective.

I have been in and out of stores a lot over the past three weeks, both our own stores and in our competitors stores and I am very, very comfortable with what I am seeing in the market place, and the way that we are positioned this year. I think it’s much improved.

THE PROPOSED ACQUISITION

27. On October 4, 2011, A.C. Moore announced that the Company had signed a definitive agreement to be acquired by an affiliate of Sbar’s, one of the largest arts and crafts distributors in the United States, for $1.60 per common share in cash. The Agreement and Plan of Merger was unanimously approved by A.C. Moore’s Board of Directors, upon the unanimous recommendation of a Special Committee of the Board.

The press release provides, in relevant part, as follows:

A.C. Moore Arts & Crafts, Inc. (NASDAQ: ACMR) (“A.C. Moore” or the “Company”) today announced that the Company has signed a definitive agreement to be acquired by an affiliate of Sbar’s, Inc. (“Sbar’s”), one of the largest arts and crafts distributors in the United States, for $1.60 per common share in cash.

The Agreement and Plan of Merger was unanimously approved by A.C. Moore’s Board of Directors, upon the unanimous recommendation of a Special Committee of the Board, which was comprised solely of non-employee independent directors. The Special Committee was formed in January 2011 to oversee a review of strategic alternatives that was initiated following the Company’s receipt of unsolicited expressions of interest.

“Today’s announcement provides an outstanding opportunity for our key stakeholders and was the result of the Special Committee’s comprehensive review of a range of possible strategic alternatives to enhance shareholder value and reposition the Company for stability and improved operations,” said Michael J. Joyce, Chairman of A.C. Moore’s Board of Directors and a member of the Special Committee.

Mr. Joyce continued, “After conducting a thorough review of alternatives, the Special Committee and the Board of Directors unanimously concluded that this transaction with Sbar’s is in the best interest of our key stakeholders. For shareholders, the agreement provides full liquidity at a price that represents a 68 percent premium to A.C. Moore’s closing stock price on October 3, 2011. For customers, vendors and employees, this transaction expands the relationship with Sbar’s that goes back more than two decades and provides a new foundation to support our business initiatives.”

“Sbar’s is very excited about partnering with A.C. Moore to build the most dynamic and exciting retailer in the arts and crafts space,” said Pepe Piperno, Chief Executive Officer of Sbar’s. “We are confident that Sbar’s expertise and history of innovation in arts and crafts merchandising and sourcing will greatly benefit A.C. Moore’s customers, vendors and employees.”

Under the terms of the agreement, an affiliate of Sbar’s will commence a cash tender offer for all issued and outstanding shares of A.C. Moore common stock at $1.60 per share, without interest.

28. Also on October 4, 2011, the Company filed a Form 8-K with the U.S. Securities and Exchange Commission (“SEC”) wherein it disclosed the Merger Agreement. The announcement and filing reveal that the Proposed Acquisition is the product of a flawed sale process and, unless the offer price is increased, would be consummated at an unfair price.

29. The sale of A.C. Moore for the unreasonably low price of $1.60 per share during a period of economic downturn is to the detriment of the Company and its public shareholders and would deprive the Company’s shareholders of the opportunity to benefit from A.C. Moore’s plans to increase the Company’s value. The $1.60 share price is 44% lower than the price of the Company’s stock on February 15, 2011, the date the Company issued a press release announcing that the Board of Directors was exploring “strategic alternatives to enhance shareholder value,” including possibly selling the Company. Furthermore, A.C. Moore stock traded at $3.40 as recently as March 21, 2011,

30. The $1.60 price is also substantially below the $4.75 book value of the Company.

31. In addition, the $1.60 offer is significantly less than many analyst estimates. As reported by Yahoo! Finance, using data provided by Thompson Reuters First Call financial news service, the mean analyst target price for A.C. Moore stock was

$2.50 per share. In fact, one analyst had a target price as high as $3.00 per share.

PRECLUSIVE DEAL PROTECTION MECHANISMS

32. The Merger Agreement contains certain provisions that unduly benefit Sbar’s by making an alternative transaction either prohibitively expensive or otherwise impossible. For example, the Merger Agreement contains a termination fee provision that requires A.C. Moore to pay $2 million to Sbar’s if the Merger Agreement is terminated under certain circumstances. For instance, under one scenario, A.C. Moore must pay this fee even if it consummates any Acquisition Proposal (as defined in the Merger Agreement) within 12 months following the termination of the Merger Agreement,

33. In contrast, the Merger Agreement does not require Sbar’s to pay a reciprocal termination fee to A.C. Moore under any circumstances.

34. The termination fee payable under this provision will make the Company that much more expensive to acquire for potential purchasers, while resulting in a corresponding decline in the amount of consideration payable to A.C. Moore shareholders.

35. The Merger Agreement also contains a “no solicitation” provision that restricts A.C. Moore from considering alternative acquisition proposals by, inter alia, constraining A.C. Moore’s ability to solicit or communicate with potential acquirers or consider their proposals. Specifically, the provision prohibits the Company from soliciting any alternative proposal after a defined time period, but permits the Board to consider an “Acquisition Proposal” if it constitutes or is reasonably calculated to lead to a “Superior Proposal” as defined in the Merger Agreement.

36. Moreover, the Agreement further reduces the possibility of a topping offer from an unsolicited purchaser. Here, Defendants agreed to provide Sbar’s information in order to match any other offer, thus providing the Sbar’s access to the unsolicited bidder’s financial information and giving the Sbar’s the ability to top the superior offer, Thus, a rival bidder is not likely to emerge with the cards stacked so much in favor of Sbar’s.

37. In yet a further attempt to “lock-up” the Proposed Transaction, the Company has granted an irrevocable “Top-Up Option” to Sbar’s allowing it to acquire up to 80% plus one share of Company common stock and pursue a short form merger, without a shareholder vote and without any requirement of establishing the entire fairness of the Proposed Transaction. The Merger Agreement grants Sbar’s an open-ended irrevocable stock option for all remaining authorized shares, which Sbar’s may exercise whenever it chooses.

38. These extensive deal protection devices were designed to preclude any competing offers that could present better value for the Company’s shareholders. Through the use of the no-solicitation provision, matching rights, termination fee, and Top-Up Option described herein, the Individual Defendants have effectively locked up the Proposed Acquisition at terms favorable to themselves and Sbar’s, and detrimental to A, C. Moore’s common shareholders.

39. As a result of defendants’ conduct, A.C. Moore’s public shareholders have been and will continue to be denied the fair process and arms-length negotiated terms to which they are entitled in a sale of the Company. The consideration offered in the Proposed Transaction does not reflect the true inherent value of the Company. Indeed, the defendants have effectuated a merger with one buyer, by negotiating with one buyer and by ensuring, via the protective mechanisms contained within the Merger Agreement, that there will be no other buyers and/or offers for the Company.

40. Accordingly, in the absence of injunctive relief, shareholders may be forced to accept inadequate consideration for their shares.

THE FALSE AND MISLEADING 14D-9

41. In addition, Defendants breached their fiduciary duties by filing materially false and misleading Disclosure Documents. In order to comply with their fiduciary duties, it is critical that the shareholders receive complete and accurate information about the Proposed Transaction. To date, defendants have failed to provide the Company’s shareholders with that information.

42. On October 18, 2011, the Company and Sbar’s filed the 14D-9 and TO Statement with the SEC. However, the Disclosure Documents fail to provide material information and/or provide materially misleading information thereby precluding the shareholders from making a fully informed decision regarding the tender of their shares and the Individual Defendants’ obligation to maximize shareholder value.

43. For instance, in the Background of the Transactions section of the 14D-9, further disclosure is required regarding the contemporaneous closing price of A.C. Moore’s stock price to any indication of interest or offer price received to acquire A.C. Moore. This information would be material to a reasonable shareholder because it would provide shareholders with a frame of reference as the offer price continued to decline and it would assist the shareholder by having such market data in order to put each offer price in context of A.C. Moore’s contemporaneous trading price.

44. In the Background of the Transactions section at page 27, paragraph four states:

On September 1, 2011, Sbar’s received a $77.5 million senior secured facility commitment letter from Wells Fargo (the “Wells Fargo Commitment Letter”). Pursuant to the terms of the Wells Fargo Commitment Letter, Well Fargo’s commitment and undertakings would expire on November 29, 2011.

45. Further disclosures are required about why Sbar’s received such a high commitment in light of the offer price in the Proposed Transaction. This information would be material to a reasonable shareholder to understand the offer price in context and whether for example, there are contingent liabilities in excess of the amounts shown on A.C. Moore’s balance sheet.

46. In the Background of the Transactions section at page 28, the top paragraph (which started at the bottom of page 27) states in the first sentence, “The Blank Rome representative indicated that the dual-track acquisition structure could allow the proposed transaction to close sooner than a more typical ‘one-step’ merger transaction while also providing a higher degree of closing certainty than a typical ‘two-step’ tender offer structure.”

47. Further disclosure is required to enable shareholders to understand why a dual-track acquisition structure provides a higher degree of closing certainty and whether that factor gave Sbar’s an unfair advantage over other potential acquirers, or would discourage other bids. That information would be material to a reasonable shareholder to assess the reasonableness of the Offer.

48. In the Background of the Transactions section on page 25, paragraph four states in part: “Mr. Jeffries reported to the Special Committee on a proposal presented to him by Sbar’s that A.C. Moore outsource all or part of its merchandising operations to Sbar’s. After discussion, the Special Committee concluded that Mr. Jeffries should continue discussing such an outsourcing relationship with Sbar’s but was of the view that Sbar’s would need to make a significant equity investment in A.C. Moore concurrently with the execution of a definitive agreement for such an outsourcing relationship.”

49. Further disclosure is required to explain the Special Committee’s conclusion to view a significant equity investment from Sbar’s in connection with a potential outsourcing relationship. This information would be material to a reasonable shareholder to understand whether a potential conflict of interest existed by negotiating for interim financing while at the same time negotiating a purchase of the Company with Sbar’s, particularly given Sbar’s lower offer shortly thereafter.

50. The 14D-9 also fails to disclose all of the underlying methodologies and multiples relied upon and observed by Janney Montgomery Scott LLC, (“Janney”) who served as financial advisor to the Company on the Proposed Transaction. This information is necessary for shareholders to evaluate and properly assess the credibility of the various analyses preferred by Janney and relied upon by the Special Committee and the Board in recommending the Proposed Transaction to A.C. Moore shareholders. In particular, the 14D-9 is deficient and should provide inter alia, the following:

a. In the Selected Publicly Traded Companies Analysis, the mean and median observed pricing multiples;

b. In the Selected Transactions Analysis, the mean and median observed pricing multiples;

c. In the Illustrative Premiums Paid Analysis, the mean and median observed pricing multiples; and

d. In General, the five year financial forecast for fiscal years 2011-2015, which was given to Janney.

51. Finally, the 14D-9 is vague on page 48 as to the exact services Janney performed for A.C. Moore and the total compensation paid to Janney for those services. The elements of Janney’s compensation (e.g., aggregate monthly retainers paid to date, the contingent portion of Janney’s fee, etc.) as financial advisor in this transaction should be specified in dollar terms. There is also no disclosure as to whether Janney ever performed any services for Sbar’s and if so, what compensation was paid to Janney for such services. This information would be material to a reasonable shareholder because it would allow a shareholder to determine whether Janney suffered from any conflicts of interest based upon past business, the expectation of future business, or the fee structure utilized in the Proposed Transaction.

DERIVATIVE AND DEMAND EXCUSED ALLEGATIONS

52. Plaintiff brings this action derivatively in the right and for the benefit of A.C. Moore to redress injuries suffered and to be suffered by A.C. Moore as a result of the breaches of fiduciary duty and other violations of law by the Defendants. Plaintiff incorporates all prior allegations as if they were fully set forth herein.

53. Plaintiff owns and has owned A.C. Moore common stock at all times relevant hereto. Plaintiff will adequately and fairly represent the interests of the Company and its shareholders in enforcing and prosecuting its rights. Plaintiff has retained counsel experienced in these types of actions to prosecute Plaintiff’s claims on the Company’s behalf.

54. Moreover, any demand made by Plaintiff on the A.C. Moore Board would be futile and is excused. First, requiring Plaintiff to make a demand on the Board prior to commencing an action will likely cause irreparable harm to the Company and its shareholders because the Proposed Transaction may be completed prior to receiving any response or action from the Board. The Company has announced an intention to close the deal in the fourth quarter 2011. This exigency made it necessary to act without making demand on the Company. Further, based on all the allegations in this Complaint and Defendants’ actions to date, including refusal to protect the interests of A.C. Moore and its shareholders, such demand would be a futile and useless act. The Board comprises six (6) directors (one of which is CEO of the Company), the Individual Defendants herein. Each of the members of the Board have directly participated in the wrongs complained of herein, which disables them from acting independently, objectively or in good faith to advance the interests of A.C. Moore or respond to a demand by shareholders. The Board and senior management are not disinterested or independent as detailed herein and set forth below.

55. Each of the Defendants served on the A.C. Moore Board during the relevant period and as Board members each was charged with oversight and operation of the Company and the conduct of its business affairs Each of the Defendants has breached the fiduciary duties owed to A.C. Moore and its shareholders by, among other things, failing to engage in a honest and fair sales process for the Company and failure to adequately disclose material information in furtherance of their plan to protect and advance their own interests and/or those of senior A.C. Moore management at the expense of and to the detriment of A.C. Moore and its public shareholders.

56. As described herein, the Board participated in and/or approved the wrongs alleged herein and participated in efforts to conceal and/or disguise those wrongs from A.C. Moore’ shareholders or recklessly and/or negligently disregarded the wrongs complained of herein. Its members are, therefore, not disinterested parties.

57. The Defendants have not exercised and cannot exercise independent or objective judgment in deciding whether to bring this action or whether to vigorously prosecute this action because each of the directors has participated in and/or acquiesced to the misconduct alleged herein.

58. Moreover, because the claimed breaches of fiduciary duties arise in connection with a proposed merger, Plaintiff would be irreparably harmed if the shareholder vote on the Proposed Transaction were permitted to proceed without first affording the relief requested herein. Thus, demand is excused because, where, as here, a demand, or a delay in awaiting a response to a demand, would cause irreparable harm to the corporation.

FIRST CAUSE OF ACTION

(Breach of Fiduciary Duty Against the Individual Defendants)

59. Plaintiff incorporates each and every allegation set forth above as if fully set forth herein.

60. By the acts, transactions and courses of conduct alleged herein, Defendants have violated their fiduciary duties of good faith, loyalty, and due care at the expense of the Company and Plaintiff.

61. As alleged herein, the Individual Defendants have failed to, inter alia:

(a) Apprise themselves of the true value of the Company or the benefits of an alternative transaction;

(b) Ensuring that the Proposed Transaction maximizes shareholder value; and

(c) Otherwise take the steps necessary to comply with their fiduciary duties.

62. As such, unless the Individual Defendants’ conduct is enjoined by the Court, they will continue to breach their fiduciary duties to the Company and Plaintiff, and will further a process that inhibits the maximization of shareholder value and the disclosure of material information.

63. In light of the foregoing, the Individual Defendants must, as their fiduciary obligations require:

(a) Undertake an appropriate evaluation of A.C. Moore’s value;

(b) Adequately evaluate the Proposed Transaction;

(c) Openly consider other potentially value-maximizing transactions;

(d) Refrain from favoring their own interests over those of the public shareholders, to, among other things, ensure that conflicts of interest do not unfairly influence the shareholders’ decisions or available options; and

(e) Disclose all material facts necessary to permit the Company’s public shareholders to make an informed decision with respect to the Proposed Transaction or any alternate transaction.

64. Absent injunctive relief, the Company and Plaintiff will continue to suffer irreparable harm as result of the Individual Defendants’ breaches of fiduciary duty, for which the Company and Plaintiff have no adequate remedy at law.

SECOND CAUSE OF ACTION

(Aiding and Abetting Breach of Fiduciary Duty Against Sbar’s)

65. Plaintiff incorporates each and every allegation set forth above as if fully set forth herein.

66. Defendant Sbar’s is sued herein as an aider and abettor of the breaches of fiduciary duties outlined above by the Individual Defendants, as members of the Board of A.C. Moore. Sbar’s rendered substantial assistance to such breaches.

67. As a result of this conduct, the Company and Plaintiff have been and will be damaged in that they have been and will be prevented from obtaining a fair price for their shares.

68. Absent injunctive relief, the Company and Plaintiff will continue to suffer irreparable harm as result of the Individual Defendants’ breaches of fiduciary duty, for which they have no adequate remedy at law.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff demands the following relief against Defendants:

A. Determining this action is a proper derivative action and that Plaintiff is a proper derivative representative;

B. Preliminarily and permanently enjoining the Individual Defendants, and anyone acting in concert with them, from proceeding with the sale of the Company unless and until they have acted in accordance with their fiduciary duties;

C. Requiring the Individual Defendants to properly exercise their fiduciary duties to the Company and Plaintiff by, among other things: (i) ascertaining the true value of the Company; (ii) considering whether the Proposed Transaction or an alternate transaction maximizes shareholder value; (iii) ensuring that an alternate transaction is not unreasonably precluded; and (iv) making full and fair disclosure of all material facts in connection with any potential transaction;

D. Declaring that the Individual Defendants have violated their fiduciary duties to Plaintiff;

E. Awarding Plaintiff the costs of this action, including a reasonable allowance for attorneys’ and experts’ fees and costs; and

F. Granting such other and further relief as this Court deems just and proper.

DATED: October 31, 2011	BRODSKY & SMITH, LLC

/S/ Evan J. Smith, Esquire
Evan J. Smith, Esquire
1040 Kings Highway N., Suite 601
Cherry Hill, NJ 08034
856-795-7250
856-795-1799 (fax)

THE BRISCOE LAW FIRM, PLLC WILLIE BRISCOE
8117 Preston Road, Suite 300
Dallas, TX 75225
Telephone: (214) 706-9314
Facsimile: (214) 706-9315
wbriscoe@thebriscoelawfirm.corn

POWERS TAYLOR LLP
PATRICK POWERS
8150 N. Central Expressway, Suite
1575 Dallas, TX 75206
Telephone: (214) 239-4565
Facsimile: (214) 550-2635
patrick@ckptlaw.com

Counsel for Plaintiff